The Chrysler Building

405 Lexington Avenue, 26th Floor

New York, New York 10174

(212) 907-6457

November 10, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549
Attention:  Mara Ransom
                   Assistant Director

Re:	CVSL Inc.
Amendment No. 6 to Registration Statement on Form S-1
Filed October 21, 2014
File No. 333-196155

Dear Ms. Ransom:

Thank you for your October 29, 2014 letter regarding CVSL Inc. (“CVSL”) and subsequent oral comment we received from the Staff on November 4, 2014.  In order to assist you in your review of CVSL’s registration statement on Form S-1, we hereby submit a letter responding to the comments and Amendment No. 7 to the registration statement on Form S-1 marked to show changes.  For your convenience, we have set forth below the Staff’s comments followed by our responses thereto.

Amendment No. 6 to Registration Statement on Form S-1 filed October 21, 2014

Report of Independent Registered Public Accounting Firm, page F-2

1. We note your auditor’s report filed in Amendment No.1 to your Form 10-K for the fiscal year ended December 31, 2013 was dated October 20, 2014 while the audit report in Amendment No. 6 to Form S-1 is dated March 31, 2014. Please explain or revise. Reference is made AU Sections 530 and 560.

Response:  Thank you for your comment.  Amendment No. 6 to the registration statement on Form S-1 was filed before Amendment No. 1 to the Form 10-K was filed, so we were not able to refer to the updated audit report.  Amendment No. 7 contains the updated audit report.

Potential Contingent Liability

In response to the oral comments that we received from the Staff regarding the contingent liability disclosure that we provided supplementally to the Staff related to certain electronic communications that were sent to a number of prospective institutional investors by the lead underwriter in the offering, we have added a risk factor to the registration statement on Form S-1, which describes this potential contingent liability (and incorporates comments received from the Staff).  In addition, in response to the Staff’s oral comments, we have also added disclosure to the Management’s Discussion and Analysis of Financial Condition and Results of Operations section regarding this potential contingent liability.

* * *

CVSL acknowledges that the adequacy and accuracy of the disclosure in our filings is our responsibility.  CVSL acknowledges that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings.  CVSL acknowledges that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact the undersigned at (516) 496-2223 or (212) 907-6457.

Sincerely,

/s/ Leslie Marlow

Leslie Marlow

Enclosures

cc: CVSL Inc.